Exhibit 7

Statement regarding computation of ratio of earnings to fixed charges

Tsakos Energy Navigation Limited

Computation of Ratio of Earnings to Fixed Charges

(Expressed in thousands of United States Dollars, except ratios)

	Years Ended December 31,
	2014	2013	2012	2011	2010

Earnings

Income (loss) from continued operations (before noncontrolling interest)	33,718	(38,570)	(49,056)	(88,950)	21,035

Add:
Fixed charges	34,788	43,719	52,819	54,735	56,328

Amortization of capitalized interest	1,379	1,357	1,336	1,399	1,591

	69,885	6,506	5,099	(32,816)	78,954

Less:

Interest capitalized	(2,384)	(1,945)	(1,758)	(2,532)	(2,520)

	67,501	4,561	3,341	(35,348)	76,434

Fixed Charges

Interest expensed	31,159	40,673	50,115	51,208	52,644

Interest capitalized	2,384	1,945	1,758	2,532	2,520

Amortization of capitalized expenses relating to indebtedness	1,245	1,101	946	995	1,138

Interest portion of rental expense	0	0	0	0	26

	34,788	43,719	52,819	54,735	56,328

Preference dividends	8,438	3,676	0	0	0

Fixed Charges and Preference dividends	43,226	47,395	52,819	54,735	56,328

Ratio of Earnings to Fixed Charges	1.6x	n/a	n/a	n/a	1.4x

Dollar amount of the coverage deficiency	n/a	42,834	49,478	90,083	n/a